

07007788

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd. #525
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Chelner 847-509-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Hipp, CPA
(Name – *if individual, state last, first, middle name*)

936 Ridge Court (Address) Evanston (City) IL (State) 60202 (Zip Code)

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Chauner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAUNER SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2007

Chaner Securities, Inc.
Financial Statements
June 30, 2007

TABLE OF CONTENTS

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, IIL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the Statement of Financial Condition of Chauner Securities, Inc. as of June 30, 2007 and the related statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chauner Securities, Inc. as of June 30, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



Robert J. Hipp
Certified Public Accountant

July 31, 2007

CHAUNER SECURITIES, INC.

Statement of Financial Condition
June 30, 2007

ASSETS

Cash	$	70,957
Other Securities		43,446
Accounts Receivable		64,044
Total Assets	$	178,447

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued Commissions	$	56,844
Accrued Income Taxes		489
Due to Affiliate		30,000
Total Liabilities		87,333
Stockholder's Equity:		
Common Stock, $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10
Paid-in Capital		9,990
Retained Earnings		81,114
Total Stockholder's Equity		91,114
Total Liabilities and Stockholder's Equity	$	178,447

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Operations
For the Year Ended June 30, 2007

Revenue:		
Commissions	$	1,973,647
Managing Dealer Fees		287,112
Mutual Fund Fees & Commissions		116,851
Other Rep Fees		4,223
Interest Income		9,924
Other Income		737
Total Revenue		2,392,494
Expenses:		
Commissions		1,762,244
Service Fees Paid to Affiliate		612,680
Regulatory Expenses		11,415
Rep. Service Fees		1,450
Legal & Accounting		2,300
Other Expenses		100
Total Expenses		2,390,189
Net Income Before Taxes	$	2,305
Provision for Income Taxes		489
Net Income	$	1,816

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2007

Stockholder's Equity - Beginning of Year	$	89,298
Net Income from Operations		1,816
Stockholder's Equity - End of Year	$	91,114

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2007

Cash Flows from Operating Activities		
Total Revenue	$	2,328,765
Expenses		(2,305,354)
Net Cash Flows from Operating Activities		23,411
Cash Flows from Investing Activities		
Net Increase in Money Market & Other Securities		(39,076)
Net Cash Flows from Investing Activities		(39,076)
Cash Flows from Financing Activities		0
Net Cash Flows		(15,665)
Cash Balance - Beginning of Year		86,622
Cash Balance - End of Year	$	70,957

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Notes to Financial Statements
June 30, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity:

Chauner Securities, Inc. (the Company) was incorporated on April 10, 1985. The Company is a registered securities broker-dealer.

Income Recognition:

Commission income and expense are recognized as of the settlement date. All other income and expenses are recognized as incurred.

Income Taxes:

The Company uses the accrual method of accounting for both financial statement and income tax purposes. The Company changed to the accrual basis of accounting for tax purposes in the fiscal year ended June 30, 2003, recognizing in that year additional income resulting from the change in accounting method. The income tax liability for the year ended June 30, 2007 of $489.00 is reflected as a liability on the balance sheet.

NOTE 2 – TRANSACTIONS WITH RELATED PARTIES:

The Company shares office space and services with a related entity. Rent and office services are allocated based upon agreement between the respective managements.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to the greater of $5,000.00 or six and two-thirds percent of "aggregate indebtedness", as these terms are defined.

Net capital and aggregate indebtedness fluctuate on a daily basis. The net capital and net capital requirement on June 30, 2007 were $83,044.00 and $5,822.00, respectively. The net capital rule could restrict the future payment of cash dividends.

SUPPLEMENTARY INFORMATION

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, IIL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the Statement of Financial Condition of Chauner Securities, Inc. as of June 30, 2007 and the related statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended, and have issued my report thereon dated July 31, 2007. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In connection with my examination, I have also examined the supplementary schedules on pages 3, 4, 6 and 7 of the Financial and Operational Combined Uniform Single (FOCUS) Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, any difference between the Audited Computation of Net Capital under Rule 15c3-1 and the computation of 15c3-3 reserve requirements, and the Unaudited Part IIA of the FOCUS report of June 30, 2006, are reconciled in the attached supplementary schedules. I also determined that Chauner Securities, Inc., during the year ended June 30, 2007, was in compliance with the exemptive provisions of Rule 15c3-3,(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, and held no funds or securities for, nor owed any money or securities to its customers. In my opinion, the supplementary schedules examined by me at June 30, 2007 present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Robert J. Hipp
Certified Public Accountant

July 31, 2007

CHAUNER SECURITIES, INC.

Supplementary Schedules
June 30, 2007

Computation of Net Capital Under Rule 15c3-1

Total Ownership Equity - Statement of Financial Condition	$	91,114
Net Capital Before Haircuts on Securities		91,114
Other Securities (2%)		(869)
Non-Allowable Assets		(7,201)
Net Capital	$	83,044

Computation of Net Capital Requirements

Minimum Capital (6 2/3% of aggregate indebtedness)	$	5,822
Minimum dollar net capital		5,000
Net Capital Requirement		5,822
Excess Net Capital	$	77,222

Computation of Aggregate Indebtedness

Total Liabilities - Statement of Financial Condition	$	87,333
Total Aggregate Indebtedness	$	87,333

CHAUNER SECURITIES, INC.

Supplementary Schedules
June 30, 2007

Reconciliation of Net Capital per Financial Statement to Net Capital per FOCUS Report

Net Capital - Page 11	$	83,044
Net Capital - FOCUS Report		83,534
Difference	$	(490)

Accrued Income Taxes	$	(489)
Rounding Variance		(1)
Difference	$	(490)

CHAUNER SECURITIES, INC.

Exemptive Provision Under Rule 15c3-3
June 30, 2007

The Company claims an exemption from Rule 15c3-3 under the provisions of Section B (k)(2)(A) "Special Account for the Exclusive Benefit of Customers" maintained.

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, ILL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the financial statements of Chauner Securities, Inc. for the year ended June 30, 2007, and have issued my report thereon dated July 31, 2007. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent that I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of both control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of control procedures and practices to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Chauner Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely or the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



Robert J. Hipp
Certified Public Accountant

July 31, 2007

END